UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF SEPTEMBER 2021

Commission File Number: 333-04906

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

65, Eulji-ro, Jung-gu

Seoul 04539, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

SK Telecom Co., Ltd. (the “Company”) hereby gives notice of the first extraordinary general meeting of shareholders of 2021 pursuant to Article 365 of the Korean Commercial Code and Article 18 of the Company’s Articles of Incorporation.

1. Date / Time	October 12, 2021, 10:00 am (Seoul time)

2. Place	SUPEX Hall, 4th Floor, SK T-Tower, 65, Eulji-ro, Jung—gu, Seoul, Korea

3. Agenda

A. Report

•  Report to shareholders of agenda items and related documents

B. Agenda

1.  Stock Split and Amendments to the Articles of Incorporation

2.  Approval of Spin-off Plan

3.  Appointment of Non-executive Director (Kyu Nam Choi)

Documents relating to the Extraordinary General Meeting of Shareholders

1.	Stock Split and Amendments to the Articles of Incorporation

The proposed amendments to the Articles of Incorporation are as follows:

Current	Proposed Amendment	Remarks
Article 5. Total Number of Shares to be Issued The total number of shares to be issued by the Company shall be two hundred twenty million (220,000,000) shares (amended on March 17, 2000).

Article 5. Total Number of Shares to be Issued

The total number of shares to be issued by the Company shall be one billion one hundred million (1,100,000,000) shares (amended on March 17, 2000 and October 12, 2021).

Proposed to be amended to increase the number of outstanding shares in order to enhance access for minority shareholders and promote the trading of shares.
Article 6. Par Value of a Share The par value of a share issued by the Company shall be five hundred (500) Won per share (amended on March 17, 2000).	Article 6. Par Value of a Share The par value of a share issued by the Company shall be one hundred (100) Won per share (amended on March 17, 2000 and October 12, 2021).

<Newly established>	Addendum No. 30 (as of October 12, 2021) Article 1. Date of Effectiveness These Articles of Incorporation shall take effect as of October 28, 2021.	—

A.	By amending the Articles of Incorporation, the par value of the common stock of the Company will be split from Won 500 per share to Won 100 per share (the “Stock Split”)

•	Par value per share after the Stock Split: Won 100 per share

•	Total number of shares issued after the Stock Split: 360,300,715 (not taking into account the effect of the spin-off, which will be conducted concurrently with the Stock Split)

•	Record Date: October 27, 2021

•	Effective Date of Stock Split: October 28, 2021

•	Expected Listing (Trading) Date of New Share Certificates: November 29, 2021

•	For additional information about the Stock Spilt, see the current report on Form 6-K titled “Decision on Stock Split” furnished by the Company on June 10, 2021.

B.

The total number of shares of the Company authorized to be issued will increase proportionally from 220,000,000 shares to 1,100,000,000 shares as a result of the Stock Split. If the spin-off plan of the Company (see agenda item 2 below) is approved at the same extraordinary general meeting of shareholders, the total number of shares of the Company authorized to be issued as of the effective date of the spin-off (November 1, 2021), after reflecting the impact of both the Stock Split and the spin-off, will be further adjusted to 670,000,000 shares.

2.	Approval of Spin-off Plan

See Exhibit 99.1 attached hereto.

For further information, please also refer to the Information Statement dated September 8, 2021, which has been made available for the benefit of the Company’s U.S. shareholders and ADR holders. The Information Statement, which was furnished to the U.S. Securities and Exchange Commission through a current report on Form 6-K on September 8, 2021, can be accessed from the SEC’s website at www.sec.gov, as well as from the Company’s website at www.sktelecom.com.

3.	Appointment of Non-executive Director (Kyu Nam Choi)

A.	Candidate’s Name, Date of Birth, Independence, Recommender and Relationship with the Company’s Largest Shareholder

Name of Candidate	Date of Birth	Candidate for Independent Non- executive Director	Relationship with Largest Shareholder	Recommended by
Kyu Nam Choi	April 13, 1964	—	Unregistered Officer	Board of Directors
Total: 1 candidate

B.	Candidate’s Main Profession, Business Experience and Transactions with the Company in the Past Three Years

Name of Candidate	Main Profession	Business Experience		Transactions with the Company in the Past Three Years
		Period	Position
Kyu Nam Choi	Head of Future Business Team, SK SUPEX Council	2020 - Present 2018 - 2019 2012 - 2018	Head of Future Business Team, SK SUPEX Council Head of Global Business Development, SK SUPEX Council Representative Director and President, Jeju Air	None

C.	Candidate’s Taxes in Arrears, Management of Insolvent Companies and Statutory Reasons for Disqualification

Name of Candidate	Taxes in Arrears	Management of Insolvent Companies	Statutory Reasons for Disqualification
Kyu Nam Choi	None	None	None

D.	Reasons for Recommendation of Candidate by the Board of Directors

•	Kyu Nam Choi

•

As a proven business executive in a variety of industries and the current Head of Future Business Team of the SK SUPEX Council, Mr. Choi has wide experience and expertise related to strategies for identifying and developing new businesses.

•

The Board of Directors recommends Mr. Choi as a candidate for non-executive director of the Company based on its determination that he will contribute greatly to the enhancement of corporate value of the Company by offering advice and proposing strategies related to the Company’s sustainable growth and discovery of new business opportunities under the rapidly changing business environment based on his experience and expertise.

EXHIBIT INDEX

Exhibit 99.1:	Spin-off Plan

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK TELECOM CO., LTD.
(Registrant)

By:	/s/ Joong Suk Oh
(Signature)
Name: Joong Suk Oh
Title: Senior Vice President

Date: September 14, 2021